UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                                 SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING                 0-27395

                                 FORM 10-KSB                       CUSIP NUMBER
                                                                     16-139910

                        For Period Ended:  July 31, 2001


[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]


PART I - REGISTRANT INFORMATION


                          Chartwell International, Inc.
                       ----------------------------------
                             Full Name of Registrant



                        333 S. Allison Parkway, Suite 100
           ---------------------------------------------------------
           Address of Principal Executive Office (Street and Number)


                            Lakewood, Colorado 80226
                         -----------------------------
                            City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        More time is needed to complete the finalization of the accounting records and financial statements and to complete the year-end audit.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


                  Janice A. Jones                  (303) 804-0100
               ---------------------        -----------------------------
                     (Name)                 (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If answer is no, identify report(s). [X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ]No

     In the prior fiscal year, the Company had gains on sales of stock of an investee of approximately $900,000. This year, such gains were only $5,000. As a result, the Company reported net income last year of approximately $300,000 whereas the current year loss will be approximately $500,000.

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                          Chartwell International, Inc.
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                Chartwell International, Inc.


                                By:  /s/ Janice A. Jones
                                    --------------------------------------------
                                         Janice A. Jones, Chair of Board

Date: October 30, 2001


[ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]